Exhibit 99.2

Oval Office, 18, iLabs Centre
Hitech City, Madhapur
Hyderabad-500 081, India
Tel : +91 40 6736 2000
Fax : +91 40 6736 2200

Limited Review Report – Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended December 31, 2017 and year to date from April 01, 2017 to December 31, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Kaustav Ghose
per Kaustav Ghose
Partner
Membership No.: 57828

Place: Hyderabad
Date: January 25, 2018

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2017

All amounts in Indian Rupees millions

Sl.		Quarter ended			Nine months ended		Year ended
No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	24,873	22,380	25,442	67,974	73,008	95,868
	b) License fees and service income	140	82	149	286	239	413
	c) Other operating income	217	81	94	410	350	917
	Total revenue from operations	25,230	22,543	25,685	68,670	73,597	97,198

2	Other income	477	404	890	1,309	5,332	5,912

	Total income (1 + 2)	25,707	22,947	26,575	69,979	78,929	103,110

3	Expenses
	a) Cost of materials consumed	4,968	4,471	4,506	14,370	14,346	18,176
	b) Purchase of traded goods	1,686	1,696	1,619	4,570	5,029	6,715
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(185)	450	(338)	(127)	(1,672)	19
	d) Employee benefits expense	4,767	4,525	4,824	13,797	14,310	18,033
	e) Selling expenses	2,749	2,475	2,440	8,007	7,597	9,985
	f) Depreciation and amortisation expense	1,983	1,948	1,837	5,841	5,455	7,351
	g) Finance costs	133	190	165	487	414	572
	h) Other expenditure	5,890	5,790	6,228	18,018	19,639	26,814

	Total expenses	21,991	21,545	21,281	64,963	65,118	87,665

4	Profit / (loss) before tax (1 + 2 - 3)	3,716	1,402	5,294	5,016	13,811	15,445

5	Tax expense
	a) Current tax	598	326	1,033	924	2,600	1,826
	b) Deferred tax	149	69	(127)	189	(400)	(222)

6	Net profit / (loss) for the period / year (4 - 5)	2,969	1,007	4,388	3,903	11,611	13,841

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	7	(3)	-	2	7	(31)

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	15

	b) (i) Items that will be reclassified to profit or loss	108	(142)	(104)	76	(242)	475

	(ii) Income tax relating to items that will be reclassified to profit or loss	(37)	49	13	(26)	(4)	(51)

	Total other comprehensive income	78	(96)	(91)	52	(239)	408

8	Total comprehensive income (6 + 7)	3,047	911	4,297	3,955	11,372	14,249

9	Paid-up equity share capital (face value Rs. 5/- each)	829	829	829	829	829	829

10	Other equity						115,177

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	17.90	6.07	26.49	23.54	69.55	83.05
	Diluted	17.87	6.06	26.44	23.49	69.38	82.88
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

Sl.		Quarter ended			Nine months ended		Year ended
No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	5,605	6,189	5,551	16,473	16,778	22,564
	b) Global Generics	20,929	17,774	21,615	56,082	61,463	80,277
	c) Proprietary Products	26	29	-	82	-	417
	Total	26,560	23,992	27,166	72,637	78,241	103,258

	Less: Inter-segment revenue	1,330	1,449	1,481	3,967	4,644	6,066
	Add: Other un-allocable income	-	-	-	-	-	6
	Total revenue from operations	25,230	22,543	25,685	68,670	73,597	97,198

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	56	209	145	(386)	(848)	(1,446)
	b) Global Generics	3,828	3,046	6,979	8,474	16,022	17,817
	c) Proprietary Products	(701)	(876)	(824)	(2,623)	(2,445)	(3,124)
	Total	3,183	2,379	6,300	5,465	12,729	13,247

	Less: (i) Finance costs	133	190	165	487	414	572
	(ii) Other un-allocable expenditure / (income), net	(666)	787	841	(38)	(1,496)	(2,770)
	Total profit before tax	3,716	1,402	5,294	5,016	13,811	15,445

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the nine months ended 31 December 2017 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and nine months ended 31 December 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	The unaudited results have been reviewed by the Audit Committee of the Board on 24 January 2018 and approved by the Board of Directors of the Company at their meeting held on 25 January 2018.

5	The results for the quarter and nine months ended 31 December 2017 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	25 January 2018	Managing Director & Chief Executive Officer